FORM 6K

SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549
_____

REPORT OF A FOREIGN ISSUER
Pursuant to Rule 13a - 16 or 15d - 16
The Securities Exchange Act of 1934

ANGLO SWISS RESOURCES INC. (File # 0-08797)
(Translation of the Registrant's Name into English   )

#309-837 West Hastings Street, Vancouver, B.C. Canada, V6C 3N6
(Address of principal Executive offices)

Attachments:

1.   Press Release(s) June 2010

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.

FORM 20 F   X   FORM 40F_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3 – 2 (b) under the Securities Act of 1934.

YES ___   NO   X

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGLO SWISS RESOURCES INC.
(Registrant)

Dated: October 6, 2010   BY: *Chris Robbins*

                                        It's   Vice President
                                               (Title)

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ANGLO SWISS RESOURCES INC.
Suite 309 - 837 West HASTINGS Street
Vancouver, BC V6C 3N6
604-683-0484
Fax: 604-683-7497

October 6, 2010

Securities & Exchange Commission
450 Fifth Street N.W.
Washington, D.C.
USA 20549

Dear Sir or Madam:

RE: ANGLO SWISS RESOURCES INC.
               SEC FILE NO. 0-08797
               FORM 6K

On behalf of Anglo Swiss Resources Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Yours truly,

ANGLO SWISS RESOUCES INC.

(s) Chris Robbins

Per: Chris Robbins
         Vice President

September 15, 2010

Anglo Swiss Resources Receives Final Permits for Phase 2 Drill Program on the Nelson Mining Camp

IMMEDIATE RELEASE
September 15, 2010

Vancouver, British Columbia
TSX Venture: ASW
OTCBB: ASWRF
Frankfurt: AMO

Anglo Swiss Resources Inc. reports that it has received the final three drill permits filed earlier this year for the Nelson Mining Camp located in southern British Columbia. In total approximately 5,000 metres of diamond drilling and 24 line kilometers of IP surveys on the Nelson Camp have been permitted amongst the four approved mineral exploration permits.

The Company also has underground and surface drill programs open on the Kenville Gold Mine property; results will be detailed in future news releases.

Presently, and concurrent with the diamond drilling program a comprehensive program of prospecting, surface geochemistry and geological mapping is on-going to further refine drill targets throughout the Nelson Mining Camp and within the Kenville Gold Mine property.

About Anglo Swiss

Anglo Swiss Resources Inc. is a mineral exploration company with its current focus on gold, silver and base metals at its 160 square kilometer Nelson Mining Camp located to the south west of Nelson, British Columbia and Anglo Swiss' 100% owned Kenville Gold Mine. Please visit the Company's website at www.anglo-swiss.com for more information on the Company and its projects.

Company contacts:
Len Danard
President and Chief Executive Officer
Tel: (604) 683-0484
Fax: (604) 683-7497
Email: info@anglo-swiss.com

Cautionary Statement on Forward-Looking Information:

This release contains certain "forward-looking statements" including, without limitation, expectations, beliefs, plans and objectives regarding the potential transactions and ventures discussed in this release. Among the important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are the risks inherent in mineral exploration, the need to obtain additional financing, the availability of needed personnel and equipment for exploration and development, fluctuations in the price of minerals, and general economic conditions.